GRAHAM & DUNN PC

BART BARTHOLDT
(206) 340-9647
bbartholdt@grahamdunn.com

December 15, 2005

Via Facsimile (202-772-9206)

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Mr. Jay Williamson
      Division of Corporation Finance

Re: **Canyon Bancorporation
Offering Statement on Form 1-A
File No. 24-10129
Filed September 29, 2005**

Dear Mr. Williamson:

Pursuant to our telephone conversation of today, this letter and the attached revised pages respond to the comments of the Commission that we received from the Staff dated December 7, 2005 with respect to the Offering Statement on Form 1-A filed by Canyon Bancorporation (the "Company"). The revised pages reflect changes made in response to the comments contained in the Commission's comment letter.

For ease of reference, we have responded to the numbered comments of the Commission, in order form 1 to 9.

Comment No. 1. The referenced correction to the aggregate offering amount has been made. *(Cover Page)*.

Comment No. 2. The referenced disclosure regarding Use of Proceeds has been revised to state that the net proceeds of the offering will be contributed to the Bank. *(Page 10)*.

Comment No. 3. The Company has carefully reviewed the current disclosure regarding the Bank's loan policy under "BUSINESS – Loan Policy" and believes that such disclosure is adequate. As stated in that disclosure, the Bank's loan policy provides specific restrictions with regard to loan terms, loan to value ratios, debt to income ratios, and appraisal requirements. Such criteria vary with each type of loan, and a discussion of such criteria as they may apply to the various categories of loans would involve substantial, specific discussion that the Company

Pier 70
2801 Alaskan Way ~ Suite 300
Seattle WA 98121-1128
Tel 206.624.8300
Fax 206.340.9599
www.grahamdunn.com

SEATTLE ~ PORTLAND ~ TACOMA

does not believe would be meaningful to a prospective investor's understanding of the Bank's loan policies.

Comment No. 4. The requested additional disclosure has been added. *(Page 38).*

Comment No. 5. The remuneration disclosure has been revised to include other non-cash remuneration payable to or on behalf of the Company's executive officers. *(Page 41).*

Comment No. 6. The requested disclosure has been added. *(Pages 44 and 45).*

Comment No. 7. The purchase prices for the referenced properties have already been paid in full.

Comment No. 8. We note the updating requirements for financial statements as set forth in part F/S of the Form 1-A instructions. Based our review of such requirements and our conversations with Mr. Jay Williamson of the Commission's Staff, we understand that such financial statements will not require updating if the offering is qualified by Commission order and commences prior to December 31, 2005. The Company intends to obtain qualification and commence the offering prior to such date.

Comment No 9. A current dated consent of the Company's independent accountants will be filed with Amendment No. 2 to Form 1-A, which will contain the changes that are discussed above and reflected on the attached pages.

We trust that the responses set forth above and shown in the attached revised pages are responsive to the Staff's comments. As we discussed, upon your approval of such responses, the Company will file Amendment No. 2 with the Commission and simultaneously request accelerated qualification by order of the Commission pursuant to Rule 252(g)(2). Please direct any comments or questions to me (206-340-9647) or in my absence to Stephen M. Klein (206-340-9648).

Thank you for your assistance.

Sincerely,

GRAHAM & DUNN PC

Bart Bartholdt

BEB/beb
Enclosure
cc: Canyon Bancorporation (w/ Encl)
        McGladrey & Pullen, LLP (w/ Encl)
M33048-667666

OFFERING CIRCULAR

7981 North Oracle Road
Tucson, Arizona 85704
(520) 529-5013

A Maximum of $2,700,000 (75,000 Shares at $36.00 Per Share)
(No Minimum Offering Amount)

Canyon Bancorporation is offering up to 75,000 shares of its common stock to our shareholders and the general public at $36.00 per share. The offering will commence on _____, 2005, and will terminate on _____, ~~2005~~, **2006,** [60 DAYS] unless we terminate it earlier or extend it for up to an additional 30 days.

The minimum purchase for new shareholders is 1,000 shares ($36,000), and for current shareholders is 500 shares ($18,000).

In addition to other matters discussed in this document, you should also be aware of the following:

- There is no minimum offering amount, and we may receive less than ~~$3,960,000~~ **$2,700,000** in gross proceeds;
- Because there is no minimum offering amount, we will have immediate access to subscription funds once we have accepted a subscription;
- Once we have accepted a subscription, it cannot be withdrawn by the investor;
- We are selling shares directly – there is no underwriter involved in the offering;
- There is no established trading market for our shares, and there is very limited trading activity; and
- Our stock is not actively traded, and we have subjectively established the offering price at $36.00 per share, based on a variety of factors considered by our board of directors (see "TERMS OF THE OFFERING – Offering Price" for a description of the factors considered).

Investment in the shares involves certain risks. See "RISK FACTORS" beginning on page 3 for information that should be considered by each prospective investor.

The securities offered by means of this Offering Circular are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THESE SECURITIES ARE REGISTERED UNDER THE SECURITIES ACT OF ARIZONA, BUT THE FACT OF THE REGISTRATION IS NOT TO BE DEEMED A FINDING BY THE ARIZONA CORPORATION COMMISSION OR THE DIRECTOR OF THE SECURITIES DIVISION THAT THIS PROSPECTUS IS TRUE OR ACCURATE, NOR DOES THE REGISTRATION MEAN THAT THE COMMISSION OR THE DIRECTOR HAS PASSED ON THE MERITS OF OR OTHERWISE APPROVED THE SECURITIES DESCRIBED IN THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Price to Public(1)	Underwriting Discounts and Commissions(2)	Proceeds to Company(3)
Per Common Share	$36.00	$-0-	$36.00
Maximum Offering	$2,700,000	$-0-	$2,700,000

(1)   The offering price for the shares has been determined by Canyon Bancorporation. See "RISK FACTORS."
(2)   Neither an underwriter nor broker-dealer will be used in connection with the offering; all shares are being offered on a best-efforts basis by Canyon Bancorporation and no commissions will be paid on sales. See "TERMS OF THE OFFERING."
(3)   Before deducting estimated expenses of the offering of approximately $75,000 including legal and accounting fees, printing and other miscellaneous expenses payable by Canyon Bancorporation. Canyon Bancorporation anticipates that proceeds will be contributed to Canyon Community Bank. See ""USE OF PROCEEDS."

The date of this Offering Circular is _____, 2005.

	Percent of maximum offering proceeds		
	75%	50%	25%
Pro forma net tangible book value per share after offering	$24.74	$24.14	$23.47
Dilution per share to new investors	$11.26	$11.86	$12.53
Book Value after offering & options	$24.40	$23.86	$23.27
Dilution per share to new investors assuming options exercised	$11.60	$12.14	$12.73
Percentage dilution per share to new investors assuming exercise of all outstanding stock options (3)	32.22%	33.72%	35.36%

DIVIDEND POLICY

We currently intend to retain any earnings to help fund future growth of Canyon Community Bank, we do not anticipate paying any cash dividends in the foreseeable future. We cannot predict when such dividends, if any, will ever be made. The payment of dividends, if any, will at all times be subject to the ability of Canyon Community Bank to pay dividends to us, and its ability to do so is subject to the payment of its expenses, its maintenance of adequate liquidity and loan loss allowance, and minimum capital requirements for commercial banks, and other factors. See "SUPERVISION AND REGULATION – Distributions."

USE OF PROCEEDS

The gross proceeds from the sale of shares offered, assuming that all 75,000 shares offered by means of this Offering Circular are sold, are estimated to be $2,700,000 before deducting estimated expenses of the offering of approximately $75,000. As this offering is not conditioned on the sale of a minimum number of shares, the net proceeds to us will be reduced to the extent that the maximum number of shares in this offering are not subscribed for. There can be no assurance that the maximum gross proceeds of $2,700,000, or any other amount, will be attained.

We ~~anticipate that we~~ will contribute all of the net proceeds of the offering to Canyon Community Bank. None of the proceeds have been earmarked for specific purposes. The net proceeds of the offering will be utilized to support anticipated future deposit and asset growth of Canyon Community Bank, while allowing it to maintain adequate capital levels. The additional capital will also give Canyon Community Bank the option of increasing its lending limits, which limits are determined based on its capital. As described under "Business – Property" below, Canyon Community Bank has recently purchased a tract of undeveloped land on which it intends to construct a new full service branch. We acquired the property with funds on hand, and we anticipate that construction will be funded though currently available funds and operating revenues, although it is possible that some portion of the proceeds of this offering will be utilized to defray construction costs. Although Canyon Community Bank does not presently have any specific plan to expand through the addition of one or more new branches other than the one described above (either through the purchase of an existing facility or the construction of a new facility), the funds raised in the offering will give us flexibility in the event that we determine to physically expand further.

Our business plan calls for moderate growth in the future. To the extent that the offering is subscribed at a level significantly below the maximum offering amount of $2,700,000, our future growth could be restricted. In such event, we may consider options such as additional equity financing or borrowing funds, which we would contribute to Canyon Community Bank, to fund growth.

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expected to be funded through increased deposits and borrowings, continued profits and future stock sales. However, due to uncertainty that the market, and the U.S. economy generally, have recently experienced, it is possible that our future growth will not increase at historic rates.

A total of $3.1 million of our certificates of deposit mature within the next year. In the normal course of business and consistent with our past experience we expect most of these deposits to be renewed. With a modest loan to deposit ratio of 89% plus unused borrowing lines of $9.2 million, plus short-term investments of $2.0 million, we have significant liquidity to meet any need that could arise from these certificates not being renewed as anticipated.

Asset Quality

The Allowance for Loan and Lease Losses ("ALLL"), a reserve set-aside on an ongoing basis to allow for potential loan losses, increased $207 thousand for the first six months of 2005. In the normal course of events, the reserve total is increased due to ongoing, monthly analysis of the loan portfolio as well as general economic conditions, historic loan loss experience and loan mix. During the first quarter of 2005, management determined to increase the ALLL based upon loan growth and its analysis of current market conditions and peer bank ratios. **Based upon the December 31, 2004 Uniform Bank Performance Report, an analytical tool created by the Federal Financial Institutions Examination Council for bank supervisory, examination and management purposes, the bank peer analysis indicated that the peer group ALLL was 1.32% of total loans, while Canyon Community Bank's ALLL was 1.13% of total loans. Therefore, management elected to conform with the peer group average by making a larger provision, to reach a minimum of 1.30% of total loans. Management also considered the Bank's concentration in real estate and construction loans and determined that the additional reserve provided a cushion for any possible downturn in the local real estate market.**

Accruing loans that are contractually past due 90 days or more were $89 thousand at June 30, 2005, compared to $0 at December 31, 2004. Of that total of $89 thousand, $20 thousand is secured by real estate sufficient to prevent a loan loss.

Non-performing loans as a percentage of net loans before the ALLL was 0.87% as of June 30, 2005, 1.03% as of December 31, 2004, and 0.05% as of December 31, 2003. The ALLL to non-performing loans, which is a measure of Canyon Community Bank's ability to cover problem assets with existing reserves, was 152.07% as of June 30, 2005.

MANAGEMENT

Directors and Executive Officers

The directors and executive officers of Canyon Bancorporation and Canyon Community Bank are as follows:

Name	Age	Director Since	Position(s) Held
Directors			
Dennis Cummings	58	2000	Director
Gary Gibson	63	2000	Director
Jodi Grassmeyer	47	2000	Director

in connection with service as directors of Canyon Bancorporation, nor will they receive any fees subsequent to January 1, 2006. Additionally, directors are entitled to receive stock options under the Director Stock Option. See "Stock Option Plans" below.

Executive Officers. The following table sets forth compensation paid by Canyon Bancorporation (or Canyon Community Bank) to its three most highly paid executive officers during 2004.

Name of Individual or Identity of Group	Capacities in Which Remuneration Was Received	Aggregate Remuneration*
Steven Halverson	President and Chief Executive Officer of Canyon Bancorporation and Canyon Community Bank	$156,615
Charles Luhtala	Chief Credit Officer of Canyon Community Bank	$113,067
Wesley Veach	Chief Financial Officer of Canyon Bancorporation and Canyon Community Bank	$99,897
All Executive Officers as a group (3 persons)		$369,579

* Does not include non-cash items such as stock option grants. (See " Executive Officer ~~Stock Options")~~ **and Director Stock Options"). Also does not include an automobile allowance in the amount of $500 per month payable with respect to Mr. Halverson, and country club membership dues in payable with respect to each of Messrs. Halverson, Luhtala and Veach, in the monthly amount of $485 as to each person.**

Change in Control Severance Agreements. Canyon Bancorporation and Canyon Community Bank have entered into Change in Control Severance Agreements ("Severance Agreements") dated as of September 15, 2005, with Steven Halverson, President and Chief Executive Officer; Charles Luhtala, Chief Credit Officer; and Wesley Veach, Chief Financial Officer. The Severance Agreements are not employment agreements, and the officers are at-will employees of Canyon Community Bank (or in the case of Mr. Halverson, of Canyon Bancorporation and Canyon Community Bank).

Under each officer's Severance Agreement, if a change in control of Canyon Bancorporation or Canyon Community Bank occurs while the officer is employed by Canyon Bancorporation of Canyon Community Bank and prior to the closing of such change in control, neither Canyon Bancorporation nor Canyon Community Bank has requested in writing that the officer remain employed, then concurrent with the closing the officer will receive a lump-sum change in control severance payment equal to a multiple of his or her highest reported annual income received from Canyon Community Bank over the preceding three years. In the case of Mr. Halverson, this payment will be three (3) times his highest reported annual income during such period; in the cases of Messrs. Luhtala and Veach, this payment will be two (2) times their respective highest reported annual income. If prior to the closing of a change in control, Canyon Bancorporation or Canyon Community Bank requests in writing that the officer remain employed, for a period not to exceed a specified length of time (90 days in the case of Messrs. Halverson and Veach, 180 days in the case of Mr. Luhtala), then the officer will continue his employment for such requested period. Upon completion of such employment, the officer will receive a lump-sum change in control payment, in the same amount described above.

If the officer is terminated without cause (as defined in the Severance Agreement) or the officer resigns with good reason (as defined in the Severance Agreement) and within 12 months thereafter

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additional shares, subject to availability. Such persons have not executed subscription agreements or otherwise formally agreed to purchase such shares.

(1) Includes 10,378 stock options exercisable Canyon Bancorporation employee stock option plan.

(2) Includes 7,633 stock options exercisable Canyon Bancorporation employee stock option plan. Also includes 6,763 shares as custodian by RBC Dain Rauscher for IRA.

(3) Includes 6,409 stock options exercisable Canyon Bancorporation employee stock option plan. Also includes 500 shares as custodian by RBC Dain Rauscher for IRA.

(4) Includes 3,050 stock options exercisable Canyon Bancorporation Director stock option plan. Also includes 6,000 shares as custodian by First Trust Corporation for IRA.

(5) Includes 9,860 shares held in Gibson Living Trust. Also includes 5,000 shares as custodian HRBFA for Kathy Gibson IRA.

(6) Includes 997 shares as custodian by RBC Dain Rauscher for IRA. Also includes 665 shares as custodian by RBC Dain Rauscher for Esther Underwood IRA.

(7) Includes 2,440 stock options exercisable Canyon Bancorporation Director stock option plan.

(8) Includes 2,440 stock options exercisable Canyon Bancorporation Director stock option plan. Includes 775 shares held in J.L. Grassmeyer Trust. Also includes 4,800 held in Grassmeyer SAR SEP IRA. Also includes 500 shares owned by Ms. Grassmeyer's spouse and 700 shares held by him in an IRA.

Executive Officer and Director Stock Options

The following information is provided with respect to options ~~granted to~~ **held by** the persons listed in the Executive Officer Compensation Table under "Remuneration of Directors and ~~Officers."~~**Officers" and all officers and directors as a group.**

	Stock Options Granted (Shares)	Exercise Price	Date of Exercise
Steven Halverson	15,262[1]	(1)	(1)
Charles Luhtala	10,684[2]	(2)	(2)
Wesley Veach	10,683[3]	(3)	(3)
All Directors and Executive Officers as a group	**50,061[4]**	**(4)**	**(4)**

(1) Currently exercisable as to 12,820 shares; 12,210 shares at $20.00 per share and 610 shares at $30 per share. Also includes options to acquire 2,442 shares at an exercise price of $30.00 per share, which will be exercisable as to 610 shares on each of January 1, 2006, 2007, 2008, and as to 612 shares on January 1, 2009.

(2) Currently exercisable as to 9,463 shares; 9,158 shares at $20.00 per share and 305 shares at $30 per share. Also includes options to acquire 1,221 shares at an exercise price of $30.00 per share, which will be exercisable as to 305 shares on each of January 1, 2006, 2007, 2008, and as to 306 shares on January 1, 2009.

(3) Currently exercisable as to 7,630 shares; 6,105 shares at $20.00 per share, 1,220 shares at $26 per share and 305 shares at ~~$30~~ **$30.00** per share. Also includes options to acquire 1,832 shares at an exercise price of

44

$26.00 per share, which will be exercisable as to 610 shares on each of January 1, 2006, and 2007, and as to 612 shares on January 1, 2008. Also includes options to acquire 1,221 shares at an exercise price of $30.00 per share, which will be exercisable as to 305 shares on each of January 1, 2006, 2007 and 2008, and as to 306 shares on January 1, 2009.

(4) **Includes options for 36,629 shares held by executive officers and 13,432 shares held by directors (excluding Mr. Halverson). Of the 13,432 shares subject to options held by directors, 10,380 are exercisable at $20.00 per share (all of which are currently exercisable) and 3,052 are exercisable at $30.00 per share (of which 610 are currently exercisable and 610 will be exercisable on each of January 1, 2006, 2007, 2008 and 2009).**

CERTAIN TRANSACTIONS AND RELATIONSHIPS

Some of the directors and officers of Canyon Community Bank and the business organizations with which they are associated, have been customers of, and have had banking transactions with, Canyon Community Bank in the ordinary course of its business, and Canyon Community Bank expects to have such banking transactions in the future. All loans and commitments to loan included in such transactions were made in substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons of similar creditworthiness and, in the opinion of Canyon Community Bank's management, these transactions do not involve more than a normal risk of collectibility or present other unfavorable features.

At December 31, 2004, and December 31, 2003, officers and directors of Canyon Community Bank, or companies in which they have 10% or more of beneficial interest, were indebted to Canyon Community Bank in the aggregate amount of $2.7 million and $2.8 million, respectively, in connection with the banking transactions referred to above. At June 30, 2005, loans to officers and directors totaled $2.0 million. This amount represents approximately 3.70% of Canyon Community Bank's outstanding gross loans as of such date ($55.2 million). All such loans are currently in good standing and are being paid in accordance with their terms.

In 2000, in connection with the organization and formation of Canyon Community Bank, a limited liability company (Oracle & Magee Investors, LLC), which was comprised of seven of the eight initial directors of Canyon Community Bank and Charles Luhtala, was formed for the purpose of purchasing the bank site located at Oracle and Magee Roads (now the site of Canyon Community Bank's main office). The bank site was purchased by Oracle & Magee Investors due to the need to purchase the existing bank building prior to the obtaining of OCC approval of Canyon Community Bank's charter. From the inception of the opening of Canyon Community Bank until the first quarter of 2004, Canyon Community Bank leased the building from Oracle & Magee Investors, LLC, at an annual rent of $99,000, and Canyon Community Bank paid approximately $100,000 for leasehold improvements. The terms of such transaction were determined by an independent state-certified real estate appraiser to be fair to Canyon Community Bank. During the first quarter of 2004, the Company completed an analysis of the cost to Canyon Community Bank of leasing branch properties versus owing such properties, and the board of directors elected to purchase all branch sites. As a result, in the first quarter of 2004 Canyon Community Bank purchased the site from Oracle & Magree Investors, LLC at a price determined by independent appraisal.

In 2002, a limited liability company (Thornydale & Horizon Hills Drive, LLC), which was comprised of all of the then current directors of Canyon Community Bank and Wesley Veach, was formed for the purpose of purchasing land and constructing a 9,000 square foot building to house the current Marana branch location. It was intended that the building, once constructed, would be leased to Canyon Community Bank. During the first quarter of 2004, the Company completed an analysis of the cost to Canyon Community Bank of leasing branch properties versus owning such properties, and the board of